UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director Shareholding'


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

PEARSON PLC

2) Name of director

DAVID CHARLES MAURICE BELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NOT APPLICABLE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

AWARD OF 1,142 OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

30 APRIL 2004

18) Period during which or date on which exercisable

1 AUGUST 2007 - 31 JANUARY 2008

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

1,142 OPTIONS OVER ORDINARY SHARES OF 25P EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

494.8P

22) Total number of shares or debentures over which options held following this notification

182,330

23) Any additional information

COMPANY'S ALL EMPLOYEE SHARE PLAN

24) Name of contact and telephone number for queries

LESLEY WARD 020 7010 2242

25) Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY


Date of Notification: 30 APRIL 2004


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

PEARSON PLC

2) Name of director

RONA ALISON FAIRHEAD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NOT APPLICABLE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

AWARD OF 1,904 OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

30 APRIL 2004

18) Period during which or date on which exercisable

1 AUGUST 2007 - 31 JANUARY 2008

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

1,904 OPTIONS OVER ORDINARY SHARES OF 25P EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

494.8P

22) Total number of shares or debentures over which options held following this notification

61,904

23) Any additional information

COMPANY'S ALL EMPLOYEE SHARE PLAN

24) Name of contact and telephone number for queries

LESLEY WARD 020 7010 2242

25) Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY


Date of Notification: 30 APRIL 2004


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

PEARSON PLC

2) Name of director

LORD STEVENSON OF CODDENHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NOT APPLICABLE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

AWARD OF 3,556 OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

30 APRIL 2004

18) Period during which or date on which exercisable

1 AUGUST 2011 - 31 JANUARY 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

3,556 OPTIONS OVER ORDINARY SHARES OF 25P EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

494.8P

22) Total number of shares or debentures over which options held following this notification

3,556

23) Any additional information

COMPANY'S ALL EMPLOYEE SHARE PLAN

24) Name of contact and telephone number for queries

LESLEY WARD 020 7010 2242

25) Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY


Date of Notification: 30 APRIL 2004


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 04 May 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary